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                                                                   Exhibit 99.4
                            CHARTER BANCSHARES, INC.
                            2600 Citadel Plaza Drive
                              Houston, Texas 77008
                                                                  April   , 1996
Dear Shareholder:
     You are cordially invited to attend the Special Meeting of Shareholders of
Charter Bancshares, Inc. ("Charter"), to be held on May   , 1996, at 10:00 a.m.
Houston time, at the Houstonian Hotel and Conference Center, 111 North Post Oak Lane, Houston, Texas.
     In connection with this meeting, holders of Charter common stock and Charter special common stock (collectively, the "Charter Capital Stock") are being asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of January 25, 1996 by and between NationsBank Corporation ("NationsBank") and Charter (the "Agreement"), pursuant to which Charter will merge (the "Merger") with and into a wholly-owned subsidiary of NationsBank.
     Upon consummation of the Merger, each outstanding share of Charter Capital Stock will be converted into the right to receive 0.385 shares of common stock of NationsBank. It is expected that the Merger will be tax-free to Charter's shareholders for federal income tax purposes.
     Based on the last reported sale price per share of NationsBank common stock
on the New York Stock Exchange on April   , 1996 ($     ), each share of Charter
Capital Stock would have been converted into the right to receive NationsBank
common stock having a market price equivalent value of $     at such time. The
actual value of the NationsBank common stock to be exchanged for Charter Capital Stock will depend on the market price of the NationsBank common stock at the time the Merger is consummated.
     Consummation of the Merger is subject to certain conditions, including obtaining the requisite approvals of Charter's shareholders and the appropriate regulatory authorities.
     CHARTER SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS, INCLUDING THE APPENDICES THERETO, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Whether or not you personally attend the meeting, you should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible. If you attend the meeting, you may vote in person, whether or not you have previously submitted a proxy.
     THE BOARD OF DIRECTORS OF CHARTER HAS APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE MERGER IS FAIR TO, AND IS IN THE BEST INTERESTS OF, CHARTER AND ALL OF ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT CHARTER'S SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.
                                         Sincerely,
                                         JERRY E. FINGER
                                         CHAIRMAN OF THE BOARD AND
                                         CHIEF EXECUTIVE OFFICER